Exhibit 99.2

LAKESHORE BIOPHARMA CO., LTD

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: LSB)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be Held on September 27, 2024
(or any adjournment(s) or postponement(s) thereof)

NOTICE IS THEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the shareholders of LakeShore Biopharma Co., Ltd, a Cayman Islands exempted company (the “Company”), will be held at 10:00 a.m., Beijing Time, on September 27, 2024, virtually via a Zoom video conference call.

Instructions for accessing the meeting are as follows:

Meeting URL: https://us06web.zoom.us/j/6195900008?pwd=OTEvOGtnNFVpaUdBUkdRRlp4Y0txUT09

Meeting ID: 619 590 0008

Passcode: 666666

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution, with effect from October 1, 2024, to consolidate every 10 (ten) shares, par value of US$0.00002 each (whether issued or unissued), into 1 (one) ordinary share, par value of US$0.0002 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company shall be changed

FROM US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each

TO US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each; and

no fraction of a share shall be issued by virtue of the Share Consolidation, and all fractions of shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares and each shareholder that would otherwise be so entitled to a fraction of a share shall instead, as a result of the Share Consolidation, be entitled to receive a whole share.

2.	As a special resolution, that with effect immediately following the Share Consolidation, the currently effective amended and restated memorandum and articles of association of the Company (the “M&AA”) be amended and restated by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company (the “Restated M&AA”), in the form attached hereto as Exhibit A.

Whether or not you plan to attend the EGM, we urge you to vote prior to the EGM to ensure your vote is counted. You may still attend the EGM virtually and vote at the meeting even if you have already voted by proxy. To vote prior to the EGM, you may vote via the Internet or by completing and returning a proxy card as described below.

●	To vote through the Internet prior to the meeting, go to www.cstproxyvote.com and follow the instructions to submit your vote on an electronic proxy card. You will be asked to provide the Control Number from the proxy card if one was mailed to you. Votes submitted electronically over the Internet must be received by 5:00 p.m., Eastern Time, on September 24, 2024.

●	To vote by completing and returning a proxy card, complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send copies of it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to yiyang.wang@lakeshorebio.com or 21F, China Century Tower, No.9 Xiaoyunli South St., Beijing, 100016, China, no later than 5:00 p.m., Eastern Time, on September 24, 2024.

[Signature continues on the following page]

By order of the Board,

/s/ Dave Chenn
Dave Chenn, Chairperson of the Board

Dated: September 10, 2024

Registered Office:

c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE EGM OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends and votes at the EGM or executes a specific proxy.

3	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM, you are strongly advised to vote via Internet by 5:00 p.m., Eastern Time, on September 24, 2024 or complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send copies of it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) to yiyang.wang@lakeshorebio.com or 21F, China Century Tower, No.9 Xiaoyunli South St., Beijing, 100016, China, no later than 5:00 p.m., Eastern Time, on September 24, 2024. Returning the completed form of proxy will not preclude you from attending and voting at the EGM if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether virtually or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he or she is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the EGM is one or more shareholders of the Company holding ordinary shares which carry in aggregate not less than one-third of all votes attaching to all ordinary shares in the capital of the Company in issue and entitled to vote at the EGM and present at the EGM.

Exhibit A

Restated M&AA